Exhibit 99.1

RISK FACTORS

An investment in our securities involves significant risks. You should carefully consider the risk factors described below before deciding whether to invest in our securities. The risks and uncertainties described below, in any prospectus supplements, and the documents incorporated by reference, are not the only ones we face. You should also carefully read and consider all of the information we have included, or incorporated by reference, in this prospectus, or any prospectus supplement, before you decide to invest in our securities. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

Risk Factors Related to Our Business

We rely on the oil and natural gas industry, and volatile oil and natural gas prices impact demand for our services.

Demand for our services depends on activity in offshore oil and natural gas exploration, development and production. The level of exploration, development and production activity is affected by factors such as:

  •   prevailing oil and natural gas prices;

  •   expectations about future prices and price volatility;

  •   cost of exploring for, producing and delivering oil and natural gas;

  •   sale and expiration dates of available offshore leases;

  •   demand for petroleum products;

  •   current availability of oil and natural gas resources;

  •   rate of discovery of new oil and natural gas reserves in offshore areas;

  •   local and international political, environmental and economic conditions;

  •   technological advances; and

  •   ability of oil and natural gas companies to generate or otherwise obtain funds for capital.

The level of offshore exploration, development and production activity has historically been characterized by volatility. Currently, there is a period of high prices for oil and natural gas, and oil and gas companies have increased their exploration and development activities. The price of oil and natural gas is high compared to historical levels. The activity increase that began in the second half of 2004 has continued through 2008 after reduced levels of activity were experienced in 2002-2004. A decline in the worldwide demand for oil and natural gas or prolonged low oil or natural gas prices in the future, however, would likely result in reduced exploration and development of offshore areas and a decline in the demand for our offshore marine services. Any such decrease in activity is likely to reduce our day rates and our utilization rates and, therefore, could have a material adverse effect on our financial condition and results of operations.

An increase in the supply of offshore support vessels would likely have a negative effect on charter rates for our vessels, which could reduce our earnings.

Charter rates for marine support vessels depend in part on the supply of the vessels. We could experience a reduction in demand as a result of an increased supply of vessels. Excess vessel capacity in the industry may result from:

  •   constructing new vessels;

  •   moving vessels from one offshore market area to another; or

  •   converting vessels formerly dedicated to services other than offshore marine services.

In the last ten years, construction of vessels of the types we operate has significantly increased. The addition of new capacity of various types to the worldwide offshore marine fleet is likely to increase competition in those markets where we presently operate which, in turn, could reduce day rates, utilization rates and operating margins which would adversely affect our financial condition and results of operations.

Government regulation and environmental risks can reduce our business opportunities, increase our costs, and adversely affect the manner or feasibility of doing business.

We must comply with extensive government regulation in the form of international conventions, federal, state and local laws and regulations in jurisdictions where our vessels operate and are registered. These conventions, laws and regulations govern ownership and operation of vessels; oil spills and other matters of environmental protection; worker health, safety and training; construction and operation of vessels; and vessel and port security. Our operations are subject to extensive governmental regulation by the United States Coast Guard, the National Transportation Safety Board and the United States Customs Service, and foreign equivalents, and to regulation by independent or industry organizations such as the International Maritime Organization or the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, while the Customs Service is authorized to inspect vessels at will.

Environmental Regulations

Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment, increased manning, or operational changes. Violation of these laws may result in civil and criminal penalties, fines, injunctions, imposition of remedial obligations, the suspension or termination of our operations, or other sanctions.

As some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, we could be subject to liability even if we were not negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers. Environmental laws and regulations may change in ways that substantially increase costs, impose additional requirements or restrictions which could adversely affect our financial condition and results of operations.

Merchant Marine Act of 1936

We are subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of a national emergency or a threat to the security of the national defense, the Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (which includes United States corporations), including vessels under construction in the United States. If one of the vessels in our fleet were purchased or requisitioned by the federal government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. However, we would not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our vessels. The purchase or the requisition for an extended period of time of one or more of our vessels could adversely affect our results of operations and financial condition.

Jones Act

We are subject to the Merchant Marine Act of 1920, as amended (the “Jones Act”), which requires that vessels carrying passengers or cargo between U.S. ports, which is known as coastwise trade, be owned and managed by U.S. citizens, and be built in and registered under the laws of the United States. Violations of the Jones Act would result in our becoming ineligible to engage in coastwise trade in U.S. territorial waters during the period in which we were not in compliance, which would adversely affect our operating results. Currently, we meet the requirements to engage in coastwise trade, but there can be no assurance that we will always be in compliance with the Jones Act. We have not revised our incorporation documents to protect against any violation of the Jones Act and are currently reviewing and evaluating whether or not any such revisions or additional procedures are warranted.

The Jones Act’s provisions restricting coastwise trade to vessels controlled by U.S. citizens may have recently been circumvented by foreign interests that seek to engage in trade reserved for vessels controlled by U.S. citizens and otherwise qualifying for coastwise trade. Legal challenges against such actions are difficult, costly to pursue and are of uncertain outcome. There have also been attempts to repeal or amend the Jones Act, and these attempts are expected to continue. In addition, the Secretary of Homeland Security may suspend the citizenship requirements of the Jones Act in the interest of national defense. To the extent foreign competition is permitted from vessels built in lower-cost shipyards and crewed by non-U.S. citizens with favorable tax regimes and with lower wages and benefits, such competition could have a material adverse effect on domestic companies in the offshore service vessel industry subject to the Jones Act and on our financial condition and results of operations.

Substantial Cost of Compliance

We believe that we are in compliance with the laws and regulations to which we are subject. We are not a party to any material pending regulatory litigation or other proceeding and we are unaware of any threatened litigation or proceeding, which, if adversely determined, would have a material adverse effect on our financial condition or results of operations. However, the risks of incurring substantial compliance costs, liabilities and penalties for noncompliance are inherent in offshore marine services operations. Compliance with Jones Act, as well as with environmental, health, safety and vessel and port security laws increases our costs of doing business. Additionally, these laws change frequently. Therefore, we are unable to predict the future costs or other future impact of Jones Act, environmental, health, safety and vessel and port security laws on our operations. There can be no assurance that we can avoid significant costs, liabilities and penalties imposed on us as a result of government regulation in the future.

We are subject to hazards customary for the operation of vessels that could adversely affect our financial performance if we are not adequately insured or indemnified.

Our operations are subject to various operating hazards and risks, including:

  •   catastrophic marine disaster;

  •   adverse sea and weather conditions;

  •   mechanical failure;

  •   navigation errors;

  •   collision;

  •   oil and hazardous substance spills, containment and clean up;

  •   labor shortages and strikes;

  •   damage to and loss of drilling rigs and production facilities; and

  •   war, sabotage and terrorism risks.

These risks present a threat to the safety of personnel and to our vessels, cargo, equipment under tow and other property, as well as the environment. We could be required to suspend our operations or request that others suspend their operations as a result of these hazards. In such event, we would experience loss of revenue and possibly property damage, and additionally, third parties may have significant claims against us for damages due to personal injury, death, property damage, pollution and loss of business.

We maintain insurance coverage against substantially all of the casualty and liability risks listed above, subject to deductibles and certain exclusions. We have renewed our primary insurance program for the insurance year 2008-2009, and have negotiated terms for renewal in 2009-2010 for our primary coverage. We can provide no assurance, however, that our insurance coverage will be available beyond the renewal periods, and will be adequate to cover future claims that may arise.

A substantial portion of our revenue is derived from our international operations and those operations are subject to government regulation and operating risks.

We derive a substantial portion of our revenue from foreign sources. We therefore face risks inherent in conducting business internationally, such as:

  •   foreign currency exchange fluctuations or imposition of currency exchange controls;

  •   legal and government regulatory requirements;

  •   difficulties and costs of staffing and managing international operations;

  •   language and cultural differences;

  •   potential vessel seizure or nationalization of assets;

  •   import-export quotas or other trade barriers;

  •   difficulties in collecting accounts receivable and longer collection periods;

  •   political and economic instability;

  •   changes to tonnage tax regimes;

  •   imposition of currency exchange controls; and

  •   potentially adverse tax consequences.

We cannot predict whether any such conditions or events might develop in the future or whether they might have a material effect on our operations. Also, our subsidiary structure and our operations are in part based on certain assumptions about various foreign and domestic tax laws, currency exchange requirements and capital repatriation laws. While we believe our assumptions are correct, there can be no assurance that taxing or other authorities will reach the same conclusions. If our assumptions are incorrect or if the relevant countries change or modify such laws or the current interpretation of such laws, we may suffer adverse tax and financial consequences, including the reduction of cash flow available to meet required debt service and other obligations.

Changes in tax legislation in countries in which we operate could result in, and increased operations in the United States are likely to result in, higher tax expense or a higher effective tax rate on our worldwide earnings.

Our worldwide operations are conducted through our various subsidiaries. We are subject to income taxes in the United States and foreign jurisdictions. Any material changes in tax law, tax treaties or the interpretations thereof where we have significant operations could result in a higher effective tax rate on our worldwide earnings and a materially higher tax expense.

For example, our North Sea operations based in the U.K. and Norway have a special tax incentive for qualified shipping operations known as tonnage tax, which provides for a tax based on the net tonnage capacity of a qualified vessel, resulting in significantly lower taxes than those that would apply if we were not a qualified shipping company in those jurisdictions. The Norwegian tonnage tax system in effect from 1996 to 2006 was repealed, and a new tonnage tax system put in place from January 2007 forward, subjecting us to ordinary corporate tax on accumulated untaxed shipping profits. There is no guarantee that current tonnage tax regimes will not be changed or modified which could, along with any of the above mentioned factors, materially adversely affect our international operations and, consequently, our business, operating results and financial condition.

As our operations in the United States increase, we will experience an increase in our effective tax rate. Additionally, our tax returns are subject to examination and review by the tax authorities in the jurisdictions in which we operate.

Our international operations and new vessel construction programs are vulnerable to currency exchange rate fluctuations and exchange rate risks.

We are exposed to foreign currency exchange rate fluctuations and exchange rate risks as a result of our foreign operations and when we construct vessels abroad. To minimize the financial impact of these risks, we attempt to match the currency of our debt and operating costs with the currency of the revenue streams. We occasionally enter into forward foreign exchange contracts to hedge specific exposures, which includes exposures related to firm contractual commitments in the form of future vessel payments, but we do not speculate in foreign currencies. Because we conduct a large portion of our operations in foreign currencies, any increase in the value of the U.S. Dollar in relation to the value of applicable foreign currencies could potentially adversely affect our operating revenue or construction costs when translated into U.S. Dollars.

Vessel construction and repair projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our results of operations.

Our vessel construction and repair projects are subject to the risks of delay and cost overruns inherent in any large construction project, including:

  •   shortages of equipment;

  •   unforeseen engineering problems;

  •   work stoppages;

  •   lack of shipyard availability;

  •   weather interference;

  •   unanticipated cost increases;

  •   shortages of materials or skilled labor; and

  •   insolvency of the ship repairer or ship builder.

Significant cost overruns or delays in connection with our vessel construction and repair projects would adversely affect our financial condition and results of operations. Significant delays could also result in penalties under, or the termination of, most of the long-term contracts under which operate our vessels. The demand for vessels currently under construction may diminish from anticipated levels, or we may experience difficulty in acquiring new vessels or obtaining equipment to fix our older vessels due to high demand, both circumstances which may have a material adverse effect on our revenues and profitability.

Our current new vessel construction program, maintaining our current fleet size and configuration, and acquiring vessels required for additional future growth require significant capital.

Expenditures required for the repair, certification and maintenance of a vessel typically increase with vessel age. These expenditures may increase to a level at which they are not economically justifiable and, therefore, to maintain our current fleet size we may seek to construct or acquire additional vessels. The cost of adding a new vessel to our fleet ranges from under $10 million to $100 million and potentially higher. We can give no assurance that we will have sufficient capital resources to build or acquire the vessels required to expand or to maintain our current fleet size and vessel configuration.

As part of our long-range growth strategy, we are in the process of building 13 vessels at a combined cost of approximately $306 million for delivery between the third quarter of 2008 and the third quarter of 2010. Remaining payments on these 13 vessels total approximately $172 million. While we expect our cash on hand, cash flow from operations and available borrowings under our credit facilities to be adequate to fund these existing commitments, our ability to pay these amounts is dependent upon the success of our operations. See “Long Term Debt” on page 25 and “Liquidity and Capital Resources” on page 27.

Our industry is highly competitive, which could depress vessel prices and utilization and adversely affect our financial performance.

We operate in a competitive industry. The principal competitive factors in the marine support and transportation services industry include:

  •   price, service and reputation of vessel operations and crews;

  •   national flag preference;

  •   operating conditions;

  •   suitability of vessel types;

  •   vessel availability;

  •   technical capabilities of equipment and personnel;

  •   safety and efficiency;

  •   complexity of maintaining logistical support; and

  •   cost of moving equipment from one market to another.

Many of our competitors have substantially greater resources than we have. Competitive bidding and downward pressures on profits and pricing margins could adversely affect our business, financial condition and results of operations.

The operations of our fleet may be subject to seasonal factors.

Operations in the North Sea are generally at their highest levels during the months from April to August and at their lowest levels during December to February. Vessels operating offshore Southeast Asia are generally at their lowest utilization rates during the monsoon season, which moves across the Asian continent between September and early March. The monsoon season for a specific Southeast Asian location is generally about two months. Domestic U.S. markets may be less active during the hurricane season. Operations in any market may be affected by seasonality often related to unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.

We are subject to war, sabotage and terrorism risk.

War, sabotage, and terrorist attacks or any similar risk may affect our operations in unpredictable ways, including changes in the insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, refineries, electric generation, transmission and distribution facilities, offshore rigs and vessels, could be direct targets of, or indirect casualties of, an act of terror. War or risk of war may also have an adverse effect on the economy. Insurance coverage has been difficult to obtain in areas of terrorist attacks resulting in increased costs that could continue to increase. We continually evaluate the need to maintain this coverage as it applies to our fleet. Instability in the financial markets as a result of war, sabotage or terrorism could also affect our ability to raise capital and could also adversely affect the oil, gas and power industries and restrict their future growth.

We depend on key personnel.

We depend to a significant extent upon the efforts and abilities of our executive officers and other key management personnel. There is no assurance that these individuals will continue in such capacity for any particular period of time. The loss of the services of one or more of our executive officers or key management personnel could adversely affect our operations.